

Mail Stop 3720

April 16, 2007

<u>Via U.S. Mail and Fax</u>
Mr. Patrick J. Harshman
President and Chief Executive Officer
Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089

      RE: **Harmonic Inc.**
                 Form 10-K for Fiscal Year Ended December 31, 2006
                 Filed March 15, 2007
                 File No. 0-26906

Dear Mr. Harshman:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2006</u>

Consolidated Statements of Operations, page 63

1.   Please revise to separately present revenue and cost of revenue attributable to products and services as required by Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 67

2.   Tell us how the method that you use to determine the amount of revenue to recognize using the percentage of completion method for each period presented meets the guidance for such contracts in ARB 45 and SOP 81-1.

3.   Tell us how your VSOE for agreements where revenue is recognized under EITF 00-21 meets the criteria for VSOE in paragraph 10 of SOP 97-2 which limits the VSOE of fair value to (a) the price charged for a deliverable when it is sold separately or (b) for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace).

4.   Tell us the terms for sales returns and allowances that you offer to your distributors and systems integrators.

Note 14. Segment Information, page 91

5.   We note that after an organizational restructuring in the fourth quarter of 2005 that you ceased reporting two segments effective January 1, 2006. Tell us your consideration of the factors in paragraph 10 and the aggregation criteria of FAS 131 in arriving at your conclusion that you only had one reportable segment.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director